PRESS RELEASE

New Gold to Release Third Quarter Results on November 13, 2008

November 7, 2008, – VANCOUVER, BC – New Gold Inc. ("New Gold") (TSX and AMEX – NGD) previously announced that it would hold a conference call on November 12, 2008 to discuss the third quarter results. The date has been changed due to the Canadian Remembrance Day Holiday. The company will release the third quarter results before market open on Thursday, November 13, 2008 and hold a conference call on the same day at 1:00pm (Eastern Time) to discuss these results. To participate in the live call please see the details below:

Dial-toll-free from Canada or the U.S.:	1-888-789-9572
Dial from outside Canada or the U.S.:	1-416-695-7806
Passcode:	3273675

The conference call will be recorded and you can listen to an archive of the call after the event until December 11, 2008. The call-in details are provided below:

Dial-toll-free from Canada or the U.S.:	1-800-408-3053
Dial from outside Canada or the U.S.:	1-416-695-5800
Passcode:	3273675

For further information please contact:

Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com